REPURCHASE AGREEMENT

On May 20, 2010, PrimeEnergy Corporation, a Delaware corporation (the “Corporation”), and McJunkin Red Man Corporation, a West Virginia corporation formerly known as McJunkin Corporation (the “Shareholder”), hereby agree that the Corporation shall repurchase (the “Repurchase”) 136,021 shares of its common stock, par value $.10 per share currently held by the Shareholder (the “Repurchased Shares”), at a purchase price of $12.00 per Repurchased Share for a total purchase price of $1,632,252.00 (the “Purchase Price”).

On the date hereof, the Corporation agrees to wire the Purchase Price to the Shareholder pursuant to the following wire transfer instructions:

Bank of America
Little Rock, AR
ABA # 026009593
Account # 89203828, Stephens Inc.

For further credit to:   PrimeEnergy Corporation

The Repurchase shall be effective immediately upon receipt of the Purchase Price on behalf of the Seller in the account listed above.  After said receipt, the Shareholder shall have no further rights as a shareholder with respect to the Repurchased Shares.

In witness whereof, the parties to this Repurchase Agreement hereby agree to be bound on the date first listed above effective as of the receipt of the Purchase Price on behalf of the Shareholder.

PRIMEENERGY CORPORATION

By:	/s/ Charles E. Drimal, Jr.
Name:	Charles E. Drimal, Jr.
Title:	President and CEO

MCJUNKIN RED MAN CORPORATION

By:	/s/ Andrew Lane
Name:	Andrew Lane
Title:	Chairman, President and CEO